

August 23, 2013

Via E-mail
Mr. Eric J. Mortensen
Senior Vice President, Controller
and Principal Accounting Officer
Level 3 Communications, Inc.
1025 Eldorado Blvd.
Broomfield, CO 80021

Re: **Level 3 Communications, Inc.**
Form 10-K for the Year Ended December 31, 2012
Filed February 26, 2013
File No. 1-35134

Dear Mr. Mortensen:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Selected Financial Data, page 60

1. Please disclose long-term obligations as required by Item 301 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

2. You disclose that you changed the estimated useful lives of your conduit, fiber, and certain transmission equipment. Namely, the estimated useful lives of conduit was revised from an estimate of 25 years to a revised estimate of 50 years; fiber from an

estimate of 12 years to a revised estimate of 25 years; and certain transmission equipment from an estimate of 7 years to a revised estimate of 15 years. Please tell us the following and expand your disclosure here and in the footnotes:

- Why the acquisition of Global Crossing triggered an evaluation of the estimated useful lives of your fixed assets;
- The carrying values of the assets subject to these revisions; and,
- The material factors you relied upon to justify an extension of estimated useful operating lives of these assets.

Further, it appears to us that your financial statement disclosures and your discussion of critical accounting policies in Management's Discussion and Analysis should be expanded to include robust discussions of accounting policies and methodologies for determining the useful operating lives of your long-lived assets.

3. Since your foreign operations are significant, please address the following:

- Disclose the amount of foreign cash and cash equivalents as compared to your total amount of cash and cash equivalents as of year-end;
- Quantify the amount of cash held in foreign countries where the funds are not readily convertible into other foreign currencies, including U.S. dollars. Please also explain the implications of any such restrictions upon your liquidity; and,
- Discuss the fact that if the foreign cash and cash equivalents are needed for your operations in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds. Disclose if it is your intent is to permanently reinvest these foreign amounts outside the U.S. and whether your current plans do not demonstrate a need to repatriate the foreign amounts to fund your U.S. operations including debt repayment.

Please refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a. Also please comply with the disclosure guidance outlined in ASC 250-10-50-4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director